Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.Date, Time and Place: August 11, 2021, at 12 p.m.,  in a meeting held exclusively digitally (videoconference), in accordance with item 6.4. of the Internal Regulation of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). The Meeting was also attended by the Executive Officers, Ms. Gabriela Moll and Mr. Stefan Tasoko.

3.Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, and Mr. Stefan Tasoko acted as secretary.

4.Agenda: Resolve on (i) the review of certain authorities for delegation of powers to the Company’s Executive Officers; and (ii) consolidate the authorities of the Company’s Executive Officers, according to item “p” of article 14 of the Company’s Bylaws.

5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions: Mr. Marcelo Bacci presented a proposal to review the authority delegated by the Board of Directors to the Company’s Executive Officer approved in a Board of Directors’ Meetings held on December 13, 2018 and August 13, 2020 (“Delegated Authorities”), including indicating the favorable recommendation of the Management and Finance Committee on the subject. Based on what was presented, the Directors unanimously and without reservations, approved:

(i)delegate to the Executive Officers the authority to enter, settle, make agreements or abandon the proceeding, procedures, actions or any lawsuits, administrative or arbitration actions, as well as carry out voluntary tax loss, which result or may result in obligations or rights of the Company, or that harm or may harm the Company’s reputation or image, provided that the amount does not exceed one hundred million reais (BRL 100,000,000.00);
(ii)review the authority involving the disposal and/or acquisition by the Company or any of its direct or indirect subsidiaries of assets or set of assets of any kind regarding fixed assets, increasing the authority of the Executive Officers to: (i) when the amount, per operation or project, is up to one hundred million reais (BRL 100,000,000.00); or (ii) of any amount, provided that the project or set of projects involving the respective acquisition or disposal has been previously approved by the Company’s Board of Directors and, in this case, always within the limits of the amounts approved by the Board of Directors; and

(iii)review the authority of agreements in general so that the Company’s Executive Officers may: (a) enter into any other agreements of any amount and term, when the respective instruments contain a clause for unilateral termination or any other hypothesis of contractual dissolution, without any burden to the Company; or (b) if the clause described in item (a) above is not included, enter

(continuance of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 8.11.2021 at 12 p.m.)

into any other agreements of any amount and with a term not exceeding five (5) years, provided that there is no minimum commitment to pay the price or obligation (such as take or pay) by the Company representing an amount above one hundred million reais (BRL 100,000,000.00); or (c) if the clause described in item (a) above is not included, with a term of more than five (5) years when the amount of the agreement is equal to or less than one hundred million reais (BRL 100,000,000.00).

In addition, the Board of Directors agreed to consolidate the Delegated Authorities based on what was resolved herein, pursuant to Annex I to these minutes.

7.Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors attended.

São Paulo, SP, August 11, 2021.

__________________________ David Feffer Chairman of the Meeting and of the Board	__________________________ Stefan Tasoko Secretary
____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman	_____________________________ Daniel Feffer Vice-Chairman
_____________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Nildemar Secches Director
______________________________ Ana Paula Pessoa Director	_____________________________ Rodrigo Calvo Galindo Director
_____________________________ Rodrigo Kede de Freitas Lima Director	_____________________________ Paulo Rogerio Caffarelli Director

_____________________________

Hélio Lima Magalhães

Director

(continuance of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 8.11.2021 at 12 p.m.)

Annex I - Delegated Authorities to the Company’s Executive Officers

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON 8.11.2021 AT 12 P.M.

Based on item “p” of article 14 of the Company’s Bylaws, Suzano’s Board of Directors delegates the following authority to the Company’s Executive Officers:

Fixed Asset. disposal and/or acquisition by the Company or any of its direct or indirect subsidiaries of assets or set of assets of any kind regarding fixed assets (i) when the amount, per transaction or project, is up to one hundred million reais (BRL 100,000,000.00); or (ii) of any amount, provided that the project or set of projects involving the respective acquisition or disposal has been previously approved by the Company’s Board of Directors and, in this case, always within the limits of the amounts approved by the Board of Directors;

Sale of paper and/or pulp. Enter into agreements for the sale of paper and/or pulp by the Company or by any of its direct or indirect subsidiaries for the national and international market, when the amount, per transaction, represents the payment of the sale price by the buyer of up to five hundred million reais (BRL 500,000,000.00) per year, or it’s equivalent in other currencies on the date of execution of the corresponding agreement;

General Agreements. (i) Enter into any other agreements of any amount and term, when the respective instruments contain a clause for unilateral termination or any other hypothesis of contractual dissolution, without any burden to the Company; or (ii) if the clause described in item (i) above is not included, enter into any other agreements of any amount and with a term not exceeding five (5) years, provided that there is no minimum commitment to pay the price or obligation (such as take or pay) by the Company representing an amount higher than one hundred million reais (BRL 100,000,000.00); or (iii) if the clause described in item (i) above is not included, with a term of more than five (5) years when the amount of the agreement is equal to or less than one hundred million reais (BRL 100,000,000.00).

Fundraising. Execution of any financial transactions for fundraising by the Company or any of its direct or indirect subsidiaries for the Company and/or its subsidiaries whenever the amount, per transaction or project, is up to one hundred million U.S. Dollars (USD 100,000,0000.00)*;

Vendor or guarantor transactions. Execution, by the Company or by any of its direct or indirect subsidiaries, of vendor transactions or others in which the Company appears as the guarantor of its customers, when the amount, per transaction or project, is up to one hundred million reais (BRL 100,000,000.00);

Investment of Owners’ Equity. Execution of investments with owners’ equity of the Company or its subsidiaries, or financial investments of the Company or its subsidiaries, carried out by the Company or by any of its direct or indirect subsidiaries, when the amount, per transaction or project, is up to five hundred million U.S. Dollars (USD 500,000,000.00)*;

Hedge Operations. Execution of derivative transactions, by the Company or by any of its direct or indirect subsidiaries, for the sole purpose of hedging or protection and that do not allow for risk leverage, when the amount per transaction or project is up to one hundred million U.S. Dollars (USD 100,000. 0000.00)* of notional amount on the date of contracting the derivative instrument;

Loans between the Company and its subsidiaries. Execution of loans by the Company or any of its direct or indirect subsidiaries, with the Company or one or more of its subsidiaries, as a lender, and a direct or indirect subsidiary of the Company, as a borrower, when the amount, per transaction or project, is up to one hundred million reais (BRL 100,000,000.00) and the term of the transaction does not exceed five (5) years, being prohibited the loans to third parties that are not controlled or companies with shared control of the Company;

Loans between the Company and Companies under common control. Execution of loans by the Company or any of its direct or indirect subsidiaries, with the Company or one or more of its subsidiaries, as a lender, and a company under direct or indirect shared control of the Company, as a borrower, when the amount, per transaction or project, is up to fifty million reais (BRL 50,000,000.00) and the term of the transaction does not exceed five (5) years, being prohibited the loans to third parties that are not controlled or companies with shared control of the Company;

Provision of Security Interest. Creation of security interest of any kind, by the Company or by any of its direct or indirect subsidiaries, including mortgage, pledge, chattel mortgage, and others, whenever the amount, per transaction or project, is up to one hundred million reais (BRL 100,000. 000.00) and for a term not exceeding five (5) years;

(continuance of the minutes of the Board of Directors’ Meeting of Suzano S.A., held on 8.11.2021 at 12 p.m.)

Guarantee for international subsidiaries. Granting of guarantee, by the Company or one or more of its direct or indirect subsidiaries, in transactions of direct or indirect subsidiaries of the Company incorporated outside Brazil, including through the granting of security interest or personal guarantee of any kind, when the amount, per transaction or project, is up to twenty million reais (BRL 20,000,000.00) and for a term not exceeding five (5) years, also setting the aggregate limit for granting a guarantee to the Company’s subsidiaries of ten percent (10%) in general of the Company’s equity, as provided in the quarterly disclosure before the execution of the corresponding transaction; and

Guarantee for international subsidiaries. Granting of guarantee, by the Company or one or more of its direct or indirect subsidiaries, in transactions of direct or indirect subsidiaries of the Company incorporated in Brazil, including through the granting of security interest and/or personal guarantee of any kind, when the amount, per transaction or project, is up to one hundred million reais (BRL 100,000,000.00) and for a term not exceeding five (5) years, also setting the aggregate limit for granting a guarantee to the Company’s subsidiaries of ten percent (10%) in general of the Company’s equity, as provided in the quarterly disclosure before the execution of the corresponding transaction.

Agreements and abandon from judicial, administrative or arbitration proceedings. to initiate, settle, make agreements or abandon the proceeding, procedures, actions or any lawsuits, administrative or arbitration actions, as well as carry out voluntary tax loss, which result or may result in obligations or rights of the Company, or that harm or may harm the Company’s reputation or image, provided that the amount does not exceed one hundred million reais (BRL 100,000,000.00);

*Conversion of amounts into USD. The authority granted in U.S. Dollars will be calculated in Reais based on the conversion of the respective amount by the last PTAX disclosed by the Central Bank of Brazil before the obligation to be performed and/or contracted.